Christine Davis	March 3, 2006

Staff  Accountant

United States Securities and Exchange Commission

Washington DC

Re: Commission file No.: 001-13550
 Letter of Christine Davis dated February 2, 2006 (the “Comment Letter”) regarding Form 10-K for the fiscal year ended September 30, 2005

Attached below are the Company’s responses to your Comment Letter dated February 2, 2006.

The letter is structured with the SEC comment and comment number stated first, with the Company’s reply following the SEC comment.

We will provide by mail or e-mail the report the Company’s Chief Operating Decision Maker (CODM) uses in evaluating the Company operations.

If you have any questions, you can contact me at 631-630-1306, or by e-mail at Jtucciarone@hauppauge.com.

Very truly yours

Gerald Tucciarone
Chief Financial Officer

Christine Davis

Staff Accountant

United States Securities and Exchange Commission

Washington, DC 20549	March 3, 2006

Re: Commission file No.: 001-13550
 Letter of Christine Davis dated February 2, 2006 (the “Comment Letter”) regarding Form 10-K for the fiscal year ended September 30, 2005

With respect to the above referenced Comment Letter dated February 2, 2006, the following sets forth  Hauppauge Digital, Inc’s (the “Company”) responses.

Item 2. Description of Property

SEC Comment 1:

You disclose that your Audit Committee is in the process of evaluating the 2004 lease. We note that the lease does not expire until February 16, 2009. Please explain to us why the Audit Committee is evaluating the lease. Describe the terms, conditions or other circumstances that resulted in the decision to evaluate the lease

Registrant’s response:

The 2004 Lease replaced a 1990 Lease which was due to expire in 2006. The execution of the  2004 Lease provided an annual reduction in rent of nearly $100,000 and released the  Company  from its guarantee of the mortgages of the landlord.

The Audit Committee, under applicable  laws, rules and regulations,  is required to review and approve  the 2004 Lease because the landlord is affiliated with (although not under the exclusive control of) the Company’s Chief Executive Officer.  Shortly following the execution and delivery of the 2004 Lease, the Audit Committee engaged the services of an independent law firm and an independent real estate appraiser to ascertain if the 2004 Lease was within the current market range in our geographic area for the building the Company occupies.

The real estate appraiser determined that the rent provided in the 2004 Lease was somewhat above market value without giving effect to, among other things, the costs and potential disruption of the Company’s operations that would be associated with any move to a new facility.  The Company and the landlord are negotiating the terms of a new lease to replace the 2004 lease. Although there can be no assurances, the Company’s expectation is that the 2004 Lease will be replaced with such new lease before the end of our fiscal second quarter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 32

SEC Comment 2:

We note that you disclose “Net operating  income before arbitration and litigation” This appears to be a non GAAP measure. Please tell us how you have considered the requirements of Item 10(e)(1) of Regulation  S-K.

Registrant’s response:

During fiscal 2004 we  settled an arbitration suit and a  litigation matter.  In these matters we paid $206,250 for the arbitration settlement and $427,000 for the litigation settlement. The company considered these settlements as a type of  non recurring operating expense and not likely to occur within two years. Additionally, there was no similar charge in the prior two years.  Therefore, the Company felt that the proper disclosure would be to separate these on the face of the income statement in arriving at net operating income.

Since the arbitration and litigation settlements were  shown as deductions to operations in arriving at net operating income,  it is the opinion of  the Company that disclosing  the arbitration and litigation settlements as separate lines on the income statement in the MD&A section  was just a cosmetic reporting issue as opposed to a non-GAAP measure.  In future filings, the Company will not make such disclosures or if we do, we will include the required non-GAAP disclosures required under Regulation S-K.

SEC Comment 3:

You disclose that you are currently under intense downward pricing pressure and, therefore,  the average sales price is declining, Tell us how you have considered quantifying the amount of change in reported sales that is attributable to changes in volume versus changes in price. Refer to Item 303(a)(3)(iii)  of Regulation S-K.

Registrant’s response:

The competitive climate of the computer hardware industry we are in is fast paced and requires us to modify existing product or introduce new product to remain competitive.  Typically, the Company  produces new products or modifies existing products which add new features and lower the cost. In light of this, price reductions are granted to our customers mainly due to the introduction of new production or the modification/cost reduction of exiting product.

As disclosed and indicated in the Company’s above referenced 10-K, the overall change in reported sales is explained in both tabular and narrative form.

The Company believes that their current discussion in the above referenced Form 10-K addresses the requirements of Item 303(a)(3)(iii) in that the Company has detailed both changes in volume and prices in our narrative supporting the analytics.

Results of Operations-Liquidity and Capital Resources, page 48

SEC Comment 4:

We note your discussion of operating  cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for change in working capital items that affect operating cash flows. For example, have you considered expanding your disclosure to address the underlying factors that resulted in the $2.5 million decrease in cash flows related to accounts payable. As part of your response, please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Registrant’s response:

The Company has no long term debt or short term borrowings outstanding.   The Company has disclosed in narrative form on page  49  the components of  our sources and usage of cash. In addition to identifying these sources and usage of cash, the Company also noted how the changes  in accounts receivable, inventory and current liabilities, for which the majority of the current liability balance consists of accounts payable, effect the cash balances. The graph on page 50 provided a detailed  trend analysis of the affect of the changes in these accounts for twelve quarters running though the fourth quarter ended September 30, 2005.

Accounts payable changes result primarily from normal recurring operational items such as the   timing of purchases  and the timing of payments to vendors.   We feel that the detailed  disclosure on page 49 and the graph on page 50 provide much better information to assist a user to in understanding how the Company generates and uses cash.  We believe this disclosure  addresses all of the information as required by Regulation S-K Item 303 and  SEC Release 33-8350, and will disclose the detailed underlying drivers of material changes in this section of future filings, when needed.

Recent Accounting  Pronouncements, page 54

SEC Comment 5:

We note your disclosure that the adoption of various accounting is “not expected to have a material impact on our operations”. Please explain to us how your disclosure complies with Question 1 of SAB Topic 11:M which requires disclosure of the impact  that the recently issued accounting standard will have on the financial statements, including financial  position and results of operation.

Registrant’s response:

In analyzing the future impact on the Company  of the  three recent Accounting Pronouncements disclosed  on page 54,  based on past history  the Company determined that only SFAS No.

123R, “Share based payment” would have an effect on Company operations.  At the time of this disclosure, we were already into the third month of the first  quarter of  fiscal 2006 . At this time we knew that for the first fiscal quarter:

Our sales would be about $25 million

Our operating cost would be about $4 million

Our stock based compensation would be about $100,000

In recognition that the stock based compensation would be 0.40% of quarterly sales and 2.50% of quarterly operating expenses, in addition to being a non cash expense that would have no impact on the Company’s liquidity,  we feel that our disclosure stating that the adoption of SFAS123R would not have a material impact on our operations was accurate and complied with SAB Topic 11:M.

The Company reviewed the potential impact of SFAS No. 151, Inventory Cost, and determined that we did not expect the impact of the adoption to be material on our operations. The Company does not capitalize any such abnormal freight or handling costs into inventory, nor do we expense spoilage of our products.

In evaluating the impact of adopting SFAS No. 154, we took into consideration the fact that the Company does not currently have any accounting changes or error corrections to account for or disclose.

In our future filings, any material impact of  new accounting pronouncements on the statement of operations as well as our financial position and cash flows will be disclosed in our filings.

Financial Statements

SEC Comment 6:

We note that you classify technical support costs within selling, general and administrative costs. Please explain to us your basis for including these costs in selling, general and administrative expenses rather than in cost of sales. As part of your response, provide reference to the authoritative literature that supports your accounting. Additionally, explain why you believe this presentation complied with Rule 5-03(b)(2) of Regulation S-X.

Registrant’s response:

 The Company primarily develops and markets its products.   The Company is not a manufacturer. All manufacturing is  contracted to unrelated third parties.  The Technical Support department within the Company is not involved in the manufacture of the product. Technical Support  functions as  a customer support function which has the responsibility to field  customer calls about the product and assist  the end user with any installation after the product has been sold to an end user.

In recognition of the  after sales support function of the Company’s Technical Support department, we feel that categorizing  Technical Support costs as part of selling, general and administrative expenses is proper.  Furthermore, the amount of such technical support costs incurred by the Company over the past several years has been immaterial.

Notes to Consolidated Financial Statements

Note 1-Summary of Significant Accounting Policies, page F-8

SEC Comment 7:

We note your disclosures about analog and digital products. We also note your disclosures of revenue by geographic region here and in you MD&A as well as the  fact that you appear to be organized geographically as disclosed on page 16. Please tell us whether you consider product lines or geographic locations to represent operating segments as defined by paragraph 10 of SFAS 131. If you believe these represent operating segments, explain how this is reflected in your disclosure. To the extent that operating segments have been aggregated, explain how you have applied the aggregation criteria in  paragraph 17 of SFAS  131. Separately, explain how you have considered the disclosure requirements of paragraph of paragraph  26 of SFAS 131. As part of your response, tell us how your Chief Operating Decision Maker (CODM) reviews results when allocating resources and assessing performance. Provide us with copies of the reports reviewed by your CODM for the year ended September 30, 2005.

Registrant’s response:

With respect to paragraph 10 of SFAS 131, we do not consider the product lines or geographic locations to represent operating segments. We do not have a manager that is directly accountable for or that maintains regular contact with the CODM to discuss operating activities or financial results, forecasts, or plans for each product line. Rather the Company’s CODM reviews the sales and gross margin performance for all of the Company’s product lines. The information disclosed in our above referenced 10-K was disclosed based on a previous request from the staff. Based on this previous request, we have provided in our 10-K information by product line and information on geographic sales of our product.

Furthermore, even if the product lines or geographic locations were deemed to be operating segments, we believe that we would otherwise meet the aggregation criteria as detailed in paragraph 17 of SFAS 131.

Per paragraph 17 of SFAS No. 131, “Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

a)              The nature of the products and services

b)             The nature of the production processes

c)              The type or class of customer for their products and services

d)             The methods used to distribute their products or provide their services

Listed below is how our products, processes, customers and distribution relate the paragraph 17 of SFAS No. 131:

1.               Our products represent a similar family or group of products which enable PC users to watch TV in a resizable window on a PC screen or receive certain data transmitted along with a TV signal (Item a of paragraph 17 referred above).

2.               The manufacturing of all of the products is contracted out to independent third parties, or purchased from independent third parties who all use similar production  and testing procedures. Research and development efforts are focused on universal functionality to create one product that can be sold into the retail and OEM markets (Item b of paragraph 17 referred to above).

3.               The boards contain certain component content that are common across the product families (Item a of paragraph 17 referred  to above).

4.               The boards are sold through similar distribution, retail and OEM channels, the marketing and delivery method used to get the boards to our customers are similar, credit and payment terms are similar among product families and the style of the products retail packaging is similar (Items c and d of paragraph 17 referred  to above).

5.               Seasonal sales trends are similar across the entire product family. Furthermore, our entire product family have similar long term characteristics. Products are sold with similar gross margins, which are equally affected by whether or not they are sold directly to retailers to sold through OEM channels.

In light of the similar characteristics stated above, it is the Company’s opinion that we would meet the aggregation requirements of Paragraph 17 of SFAS No. 131, even if our product lines and geographic areas  were deemed to be operating segments.

Based on the conclusion that the Company operates on one business segment, the disclosure made by the Company in Footnote 1, Nature of Business on page F-8 coupled with the other disclosures mentioned above seems to satisfy the requirements of SFAS No. 131 paragraph 26.

The Chief  Operating Decision Maker (CODM) is located at the Company’s headquarters in Hauppauge N.Y.  He is provided sales and gross profit for each product line as there is no other direct costs evaluated or associated with each product line. The objective is to  analyze product line results with the goal of :

1.               Maximizing sales

2.               Maximizing  gross profit

3.               Improve production and test processes

4.               Improve the features of the product

5.               Bring new products to the market

SEC Comment 8:

We note the disclosure on page 3 indicating that you have five major product lines. Separately, we note that your MD&A and your earnings releases furnished on Form 8-K discuss and often quantify the relative contribution of these product lines on revenues. In view of these disclosures, tell us how you have considered the product disclosures required by SFAS 131 paragraph 37.

Registrant’s response

Paragraph 37 of SFAS 131 requires an enterprise to report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The products detailed on page 3  in the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2005  represent a similar family or group of products called WinTV boards. Using a signal source which can be either  through  a cable hookup, terrestrial  antenna or  digital satellite, the WinTV family of products allow a PC user to watch TV in a resizable window  on  their PC. All referenced products generally have consistent basic features.  The major difference is in the type of signal the boards display, with part of the product family able to receive analog TV signals and part of the product family receiving digital  TV signals.

Accordingly, we believe our sales disclosure for the WinTV family of products separated into analog sales and digital sales meets the requirements of  paragraph 37 of SFAS 131.

Revenue recognition, page F-10

SEC Comment 9:

We note that you offer price protection and co-op advertising arrangements. Please tell us how these obligations impact revenue recognition. As part of your response, tell us how you considered disclosing your accounting for these obligations in your revenue recognition policy.

Registrant’s response

Price protection is typically granted when the Company reduces the price of a product to our distributors.  Upon the granting of the reduced price, to the extent of the inventory our distributor is holding at the time of the price reduction, the company is obligated to issue a credit to the customer for the difference between the new price and the old price.  At the time the price protection is granted, the Company accrues a charge against sales for the price protection granted to the customer.

Since the Company controls the initiation of price protection, in advance of the price reduction we attempt to minimize the impact of the price protection by reducing the inventory in our distributor channels. Over the years the charges to sales relating to price protection have not been material. It is the opinion of the Company that this lack of materiality has not required a disclosure in our financial statements.

We account for co-op advertising under the accounting detailed in EITF 01-9”Accounting for Consideration Given a Vendor to a Customer or a Reseller of the Vendor’s Products”. This literature states that vendors should account for co-op advertising as a reduction of sales unless certain conditions are met, which in are: a) The vendor receives, or will receive, an identifiable benefit (goods or services) in return for the consideration and b) The vendor can reasonable estimate the fair value of the benefit identified under condition.

Although the Company does some advertising through third party sources such as trade magazines, the majority of our  advertising done through our retailers under co-op advertising programs.  Our retailers place ads for our products in their weekly circulars, and from time to time we run end cap promotions with the retailer. Prior to our customers deducting the cost of the advertising from their payments to us, our customers send us a copy of the ads that have run as documentation of their co-op utilization.    Due to these facts, we receive an identifiable benefit, (ie the ads in  the weekly circulars) and we can reasonably estimate these benefits as we do for such third party advertising, the  Company classifies the co-op expense as a marketing and promotional expense as part of our selling, general and administrative expense.

SEC Comment 10:

We note that you offer customers a right of return and that you exercise judgment with regard to historical data when determining the appropriate reserve. Please explain to us, in reasonable detail, how you determine the amount of your return reserves. As part of your response, tell us more about how “judgment” is involved in determining the reserve.

Registrant’s response

At the end of every quarter, the Company creates a sales reserve based on:

1. the actual sales return percent for the previous fiscal year

2. this sales return percent is applied against the  previous six months sales to arrive at a preliminary reserve

3. the seasonal nature of our business is factored against the preliminary reserve to arrive at the final reserve as set forth in the paragraph below

As noted in the sales graph on page 33 of our 10-K, the Company has historically been subject to seasonal sales trends over a fiscal year.  In recognition of this, the Company exercises its “judgment” in determining the final reserve each quarter based on the seasonal nature of the business and the previous six months actual sales and actual sales return information. We use our judgment to arrive at a reserve for each quarter which factors in the seasonal nature of our business, however, our judgment is reviewed against actual historical results in a quarterly basis.

SEC Comment 11:

We note that you translate your Euro denominated income statement accounts that pertain to sales at the average monthly forward contract rate. Please explain to us how your accounting complies with paragraph 12 of SFAS 52, which indicates that income statement items should be translated at a weighted average exchange rate.

Registrant’s response

The functional currency of  the Company’s European subsidiary, Hauppauge Digital Europe Sarl in Euros.  In light of this, the Company has engaged in a long standing  hedging program for  Euros. Upon the initiation  of the program, the Company felt that the weighted average  contract values of the Euro hedges offered a more precise measurement of the economic return we would get for the Euro to USD translation than  the weighted average spot rate.

Each quarter and year end we evaluate the effect of the above mentioned accounting treatment and disclose the impact, which the Company believes is immaterial, in our 10-Q’s and 10-K’s.  The Company will continue to monitor the differences in the treatment and if ever material, the Company will reevaluate it.

Derivatives and Hedging Activities, page F-16

SEC Comment 12:

We note the disclosures regarding your cash flow hedges. Please tell us how your disclosures comply with paragraph 45(b)(1)and (2)  and paragraph 47 of SFAS 133.

Registrant’s response

The functional currency of the Company’s European subsidiary, Hauppauge Digital Europe SARL (Hauppauge SARL), is Euros. Hauppauge SARL purchases inventory and assorted services from vendors and suppliers, where these expenditures are contracted and denominated in U.S. dollars. Hauppauge SARL uses forward contracts to hedge the currency exposure associated with these forecasted purchases and subsequent settlements.

Based on forecasted sales, Hauppauge SARL uses  forward contracts to hedge both a forecasted purchase and a subsequent settlement, it uses the accounting method specified in DIG issue H15.  Thus, at the inception of each hedging relationship, Hauppauge SARL identifies the original forward point differential and allocates proportional shares of this differential to the hedge of the purchase and the settlement, respectively.  This proportional allocation reflects an assumed purchase date 45 days prior to the expected settlement date.

Pursuant to the hedging program Hauppauge SARL uses, the only source of ineffectiveness is the possibility that currency exchanges might occur on some day other than the settlement day of the forward contract.  Since Hauppauge SARL controls the amount and frequency of the Euro transfers,  our program is set up so that the currency exchange seldom occurs before the settlement date.  In the rare case when the currency exchange occurs before the settlement date, we disclose the early termination of the hedge relationship.

In those situations where  the forward value date of the forward contract always precedes the actual exchange of currencies, and the hedge relationship terminates when the forward matures, so no ineffectiveness occurs as the associated liability is perfectly hedged up through the value date of the forward contract.

The Company feels that since  there is no superior alternative,  the forward contract used as the hedging instrument is designated to be identical to the “hypothetical derivative,” and thus the assumption of perfect effectiveness is justified.  Up until the very moment that the hedge relationship ceases, no ineffectiveness will be realized  until the termination of the hedge.

With respect to paragraph 47 of SFAS 133 regarding the disclosure of the beginning and ending accumulated derivative gain or loss, please be advised that in our MD&A on page 39 is a schedule which details by quarter the gains and losses and beginning and ending accumulative derivative gains or losses related to the net change associated with the with the applicable  periods hedging transactions. In future filings we will include this table in the footnotes to the financial statements as well.

The Company has experienced immaterial ineffectiveness in our contracts. With respect to paragraph 45(b)(1) and (2) of SFAS133, the Company will ensure that all necessary and applicable disclosures per these paragraphs will be included in future filings.

Note 5-Income taxes, page F-16

SEC Comment 13:

We note you have recorded a full valuation allowance as of September 30, 2005 for deferred taxes. In view of the fact that you have recorded net income for the two most recent fiscal years, describe in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative was weighed.  See paragraph 20 through 24 of SFAS No. 109. Also explain how you considered the “more likely than  not” standard of SFAS 109 when determining whether the valuation was necessary. Tell us about the amount of deferred tax assets that  would impact your results of operations when recognized, and describe the circumstances and timing under which such amounts would be recognized. Explain how you have considered providing corresponding disclosure in your MD&A. See section IIIB.3 and Section V SEC Release No. 33-8350.

Registrant’s response

The deferred tax assets and the offsetting tax valuation allowance is attributable to the Company’s domestic operations. As stated in Footnote 5-Income Taxes on page F-17,  for four out of the last 5 fiscal years, the Company’s domestic operation incurred losses.  Fiscal 2005 was the first year  out of the last five years in which the Company’s domestic operations had pre tax income.

In evaluating the whether the valuation allowance was still required, the Company took into consideration:

1.               the lack of profitability in four out of the last five years

2.               the seasonal nature and cyclical nature of the business, which makes it difficult to predict  the future realization of the deferred tax asset

3.               With about $1,223,000 in domestic taxable income for fiscal 2005,  the tax on that amounted to about 8.7% of the deferred tax asset of about $4,803,000.

Under the circumstances listed above, it was the Company’s opinion that the valuation allowance was still applicable.

As of September 30, 2005, the amount of  deferred tax assets that  would impact future results of operations was $4,803,845.   The domestic operations would have to string together three straight years of  taxable income or be able to otherwise support the realization of the asset, for example, the launch of a new product which would be expected to bring significant domestic income to the Company.

With respect to disclosure in the Company’s MD&A, we refer you to page 39 of the MD&A, where the Company discusses the history of losses for our domestic operations and our decision to continue to record a full valuation allowance.

Note 5-Stockholders’ Equity

b. Stock Compensation Plans, page F-18

SEC Comment 14:

You disclose that you may grant stock appreciation rights and options with reload features. Please tell us whether you have issued any of these instruments. If so, tell us how you accounted for them. As part of you response, refer to the authoritative literature that supports your accounting.

Registrant’s response

Although the plan allows for the issuance of stock appreciation rights and options with reload features, the Company has not issued nor has ever issued any of these instruments.

Schedule II-Valuation and Qualifying Accounts

Reserve for Obsolete and Slow Moving  Inventory, page F-29

SEC Comment 15:

We note that you made a large disposition of inventory during the fiscal year ended September 30, 2004. Please tell us more about the disposition, including how the inventory was disposed of and whether a gain or loss was recorded.

Registrant’s response

Subject to changing market conditions and an evaluation of the net realizable value of certain inventory, during the Company’s fiscal year ended September 30, 2001,   the Company  increased its reserve for obsolete and slow moving by $1,862,786. This reserve was charged to operations against cost of goods sold.

After almost three years of unsuccessfully trying  to sell this reserved inventory as scrap, we found no takers. Therefore, the inventory was deemed valueless.   During fiscal 2004 we destroyed  this inventory.

Pursuant to the disposal of the inventory, we wrote the items that were disposed of off our  inventory ledger and charged the existing reserve.  In light of this, there was no gain or loss on this disposal of inventory.

The adequacy and accuracy of the disclosures in the filing is the responsibility of the registrant. The registrant acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope our responses to your letter has satisfied your inquiries. If further information is required, please feel free to call me at 631-630-1306, or e-mail me at jtucciarone@hauppauge.com.

Very truly yours,

Gerald Tucciarone
Chief Financial Officer